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MASNET No. 37 OF 25.10.2000
Announcement No. 41


                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
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                   Notice Of Changes In Director's Interests
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
Name of director:                             Barry Waite

Date of notice to company:                    25/10/2000

Date of change of interest:                   23/10/2000

Name of registered holder:                    Barry Waite

Circumstance giving rise to the change:       Others
Please specify details:                       Donation of shares to charity

Shares held in the name of registered holder

No. of shares of the change:                  5,000
% of issued share capital:                    0.0003

Amount of consideration per share excluding   Nil
brokerage,GST,stamp duties,clearing fee:

No. of shares held before change:             1,521,040
% of issued share capital:                    0.1103

No. of shares held after change:              1,516,040
% of issued share capital:                    0.11
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     Holdings of Director including direct and deemed interest

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                                     Deemed           Direct
                                     ------          ---------

No. of shares held before change:         0          1,521,040
% of issued share capital:                0             0.1103

No. of shares held after change:          0          1,516,040
% of issued share capital:                0               0.11

Total shares:                             0          1,516,040
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Submitted by Nancy Tan See Sin, Joint Company Secretary on 25/10/2000 to the SGX